UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Declaration of Dividend

On September 20, 2018, Sapiens International Corporation N.V. issued a press release announcing the distribution of a dividend of $0.20 per share, which amounts to an estimated aggregate dividend of approximately $10.0 million. The dividend will be distributed on October 30, 2018 to all shareholders of record on October 16, 2018. That press release is annexed as Exhibit 99.1 hereto and is incorporated by reference herein.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: September 20, 2018	By:	/s/ Roni Giladi
Name: Roni Giladi Title: Chief Financial Officer

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